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                           January 25, 2023

       David Foulkes
       Chief Executive Officer
       Brunswick Corporation
       26125 N. Riverwoods Blvd., Suite 500
       Mettawa, IL 60045-3420

                                                        Re: Brunswick
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 16,
2022
                                                            File No. 001-01043

       Dear David Foulkes:

              We have reviewed your January 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 6. Segment Information, page 73

   1. Your response dated December 5, 2022 explains that separate individuals are responsible for the Engine P&A and
ASG operating segments. Beyond having separate segment
                                                        managers to increase
focus within each of these operating segments, tell us why Engine
                                                        P&A and ASG are
organized as separate operating segments for purposes of allocating resources and assessing
performance.
 David Foulkes
FirstName
Brunswick LastNameDavid Foulkes
           Corporation
Comapany
January 25,NameBrunswick
           2023          Corporation
January
Page 2 25, 2023 Page 2
FirstName LastName
2.       You state in your December 5, 2022 response that operating margin is the primary
         measure of profitability used by the CODM for allocating resources and assessing
         performance.    We also note your disclosure on page 74 of your 2021
Form 10-K that
            [t]he Company evaluates performance based on segment operating
earnings.    Please
         address the following:
             Identify what measures of segment profit or loss are reviewed by the CODM for
              assessing segment performance and deciding how to allocate resources. In addition, if your CODM uses more than one measure of segment profit or loss, tell us if each of those measures have been considered as part of your assessment of whether Engine
              P&A and ASG have similar economic characteristics.
             The measure of operating margin from the quantitative information provided in your
              January 3, 2023 response letter appears to differ from the non-GAAP measure of
              Adjusted Operating Earnings as disclosed in your December 31, 2021 Form 10-K.
              Please identify and explain the difference in such measures.
             Tell us the extent to which, and underlying reasons why, any of the adjustments to
              operating margin referenced in your December 5, 2022 response are applicable to one operating segment versus the other with accompanying
quantification.
             Provide us with segment operating earnings consistent with the measure disclosed on
              page 74 of your December 31, 2021 Form 10-K for Engine P&A and ASG and an
              analysis of economic similarity for each historical and forecasted period considered in your other analyses.
3. In response to prior comment 2, you refer to your evaluation of revenue trends for the
         Engine P&A and ASG operating segments. Please further describe this evaluation and explain how the particular factors underlying the differences in revenue growth rates between these segments were considered in your analysis of economic similarity.
4.       Your response to comment 2 indicates that your Engine P&A and ASG operating
         segments sell a portfolio of products that include several of the exact same parts (e.g., boat seats). It appears the segments also sell products that are different (e.g., crankshafts for
         Engine P&A and lithium-ion batteries for ASG). Please provide us with a detailed breakdown of sales by product category for each of these segments for each of the three most recent fiscal years along with an explanation of the products within each category.
         In addition, tell us how your assessment of similar economic characteristics for these segments considered any differences in sales by product category.
5. Your December 5, 2022 response indicates the extent to which each of your Engine P&A
         and ASG segment   s operations are related to distribution, with the
remainder being
         manufacturing. Please provide an overview of your distribution and manufacturing operations for each segment, tell us the reasons for any difference in the mix of distribution and manufacturing, and how it was considered in your assessment of similarity of the nature of production processes.
 David Foulkes
FirstName
Brunswick LastNameDavid Foulkes
           Corporation
Comapany
January 25,NameBrunswick
           2023          Corporation
January
Page 3 25, 2023 Page 3
FirstName LastName
6. Provide us with a breakdown of external sales by type of customer (e.g., big box retailers, authorized dealers, original equipment manufacturers, aftermarket channels, etc.) and sales to other operating segments of the Company for each of Engine P&A and ASG for each of the three most recent fiscal years. Please also indicate what percentage of sales for these periods are to the same customers. Include your analysis of differences in type of customer between the two operating segments.
      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins,
Accounting Branch Chief at 202-551-3499 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Ryan M. Gwillim